Exhibit 2.1

ASSET PURCHASE AGREEMENT

AMONG

XENITH BANK,

GATEWAY BANK MORTGAGE, INC.,

AND

CORNERSTONE HOME LENDING, INC.

DATED AS OF SEPTEMBER 16, 2016

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT, dated effective as of the 16th day of September 2016 (“Execution Date”), is entered into by and among XENITH BANK (f/k/a The Bank of Hampton Roads), a banking corporation organized and existing under the laws of the Commonwealth of Virginia with its principal place of business at 901 East Cary Street, Suite 1700, Richmond, VA 23219 (“Xenith”), GATEWAY BANK MORTGAGE, INC., a corporation organized and existing under the laws of the State of North Carolina with its principal place of business at 2235 Gateway Access Point, Ste. 300, Raleigh NC 27607 (“Seller”), and CORNERSTONE HOME LENDING, INC., a corporation organized and existing under the laws of the State of Texas with its principal place of business at 1177 West Loop South, Ste. 200, Houston, TX 77027 (“Purchaser”).

W I T N E S S E T H:

WHEREAS, Seller engages in the business of originating, closing, funding, and selling first lien residential mortgage loans (the “Business”); and

WHEREAS, subject to the terms and conditions of this Agreement (as defined herein), Seller wishes to sell to Purchaser, and Purchaser wishes to purchase from Seller, certain assets of Seller that are used in connection with the Business in consideration of the Purchase Price (as defined herein) and Purchaser’s assumption of certain specified liabilities and obligations of Seller, as described herein.

NOW, THEREFORE, in consideration of the mutual covenants made herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Definitions. The following terms when used herein shall have the following meanings:

“Affiliate” with respect to any Person shall mean any other Person directly or indirectly controlling, controlled by, or under common control with such Person.

“Agreement” shall mean this Agreement and all exhibits and schedules hereto, as the same may from time to time be amended or supplemented by one or more instruments executed by all Parties hereto.

“Assumed Liabilities” shall have the meaning given in Section 2.03(a) hereof.

“Assumed Property Leases” shall have the meaning given in Section 2.01(b)(ii) hereof.

“Bank Leases” shall have the meaning given in Section 8.02 hereof.

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“Branch Offices” shall mean the branch offices of Seller set forth on Exhibit A, which as of the Closing Date will be subject to (i) a Bank Lease (i.e., the Xenith Branch Offices), (ii) an Assumed Property Lease, or (iii) a direct third-party lease with Purchaser.

“Business” shall have the meaning given in the recitals hereof.

“Business Day” shall mean any day that is not a Saturday or Sunday or is not a day on which banks are closed in Texas or Virginia.

“Claim” shall have the meaning given in Section 8.05 hereof.

“Closing” shall have the meaning given in Section 2.05 hereof.

“Closing Date” shall mean the date that is three Business Days after the satisfaction of the conditions set forth in Articles V and VI (other than conditions which are not capable of being satisfied until the Closing Date but subject to the fulfillment or waiver of those conditions), or such other date on which the Closing shall occur as the Parties may mutually agree in writing.

“Consideration Period” shall have the meaning given in Section 8.01(a).

“Customer Information” shall mean that information of a customer of Seller or Xenith that is not “non-public personal information” or “NPPI” as defined by applicable U.S. federal privacy laws. Seller and Xenith agree that Customer Information may include a Seller customer’s name, address, phone number, and/or e-mail.

“Employee Benefit Plan” shall mean any and all of the following: any pension, retirement, post-retirement, profit-sharing, deferred compensation, bonus or incentive plan, practice or arrangement, whether formal or informal, any other employee benefit program, arrangement, agreement understanding, any medical, vision, dental or other health plan and any life insurance plan and including, without limitation, any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, maintained by Seller or to which Seller contributes or is a party or is bound or under which it may have liability or under which employees of Seller are eligible to participate or derive a benefit.

“End Date” shall have the meaning given in Section 10.01(b) hereof.

“Excluded Assets” shall have the meaning given in Section 2.02(a) hereof.

“Excluded Gateway Employees” shall mean the individuals listed on Schedule I.

“Excluded Furniture and Equipment” shall have the meaning given in Section 2.02(a)(i) hereof.

“Execution Date” shall have the meaning given in the preamble hereof.

“Gateway Employees” shall mean the individuals employed by Seller on the Execution Date.

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“GBM Pipeline Loans” shall mean those applications in process with prospective borrowers for residential mortgage loans who are “application status customers” in Seller’s loan origination system as of the Closing Date.

“Hired Employee” shall have the meaning given in Section 8.01(d) hereof.

“Initial Offer Employees” shall have the meaning given in Section 8.01(a).

“Indemnified Party” shall have the meaning given in Section 8.05 hereof.

“Indemnifying Party” shall have the meaning given in Section 8.05 hereof.

“Liabilities” shall mean claims, liabilities and obligations of every nature or kind, whether accrued, absolute, contingent or otherwise and whether asserted or unasserted, known or unknown and whether due or to become due.

“Lien” shall mean any lien, claim, mortgage, security interest, pledge, charge, easement, servitude or other encumbrance of any kind, including any of the foregoing arising under any conditional sales or other title retention agreement.

“Operative Documents” shall mean this Agreement and each other agreement, certificate, exhibit, schedule and document executed and delivered, or required to be executed and delivered, in connection herewith.

“Parties” or “Party” shall mean all or any, respectively, of Xenith, Seller and Purchaser.

“Permitted Assigns” shall have the meaning given in Section 11.11 hereof.

“Person” shall mean an individual, corporation, partnership, joint venture, trust or unincorporated organization or a federal, state, city, municipal or foreign government or an agency or political subdivision thereof.

“Proration Date” shall have the meaning given in Section 2.03(c) hereof.

“Purchased Assets” shall have the meaning given in Section 2.01(a) hereof.

“Purchased Furniture and Equipment” shall have the meaning given in Section 2.01(b)(i) hereof.

“Purchase Price” shall have the meaning given in Section 2.04 hereof.

“Purchaser” shall have the meaning given in the preamble hereof.

“Purchaser Indemnified Parties” shall have the meaning given in Section 8.03 hereof.

“Regulatory Agency” shall mean the United States Department of Housing and Urban Development, the Consumer Financial Protection Bureau, or state regulator of residential mortgage lenders, or the successor or assigns of any one of them.

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“Retained Liabilities” shall have the meaning given in Section 2.03(b) hereof.

“Seller” shall have the meaning given in the preamble hereof.

“Seller Indemnified Parties” shall have the meaning given in Section 8.04 hereof.

“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any government or taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; license, registration and documentation fees; and customs’ duties, tariffs, and similar charges.

“Third Party Claim” shall have the meaning given in Section 8.05(a) hereof.

“Transition Date” shall have the meaning given in Section 8.01(a).

“Transition Period Employees” shall have the meaning given in Section 8.01(b).

“Transition Period” shall mean the period beginning on the Closing Date and ending on the date on which the last GBM Pipeline Loan that has closed and funded has been securitized or otherwise sold to a third party.

“Xenith” shall have the meaning given in the preamble hereof.

“Xenith Branch Offices” shall have the meaning given in Section 8.02 hereof.

ARTICLE II

PURCHASE AND SALE

Section 2.01. Sale and Transfer of Purchased Assets.

(a) On the Closing Date and on the terms and subject to the conditions of this Agreement, Seller shall sell, transfer, assign, convey, and deliver to Purchaser, and Purchaser shall purchase, acquire, and accept from Seller, all of Seller’s right, title and interest in and to the assets set forth in Section 2.01(b) below (the “Purchased Assets”) in each case free and clear of all Liens.

(b) The Purchased Assets shall include only those assets of Seller as set forth below:

(i) other than the Excluded Furniture and Equipment, all furniture and equipment owned by Seller that relates to or is used in connection with the Business, including, without limitation, the furniture and equipment set forth on Schedule 2.01(b)(i), which schedule contains substantially all of the furniture and equipment owned by Seller that relates to or is used in connection with the Business, it being agreed that any furniture and equipment in any Branch Office is intended by the Parties to be included in the Purchase Assets regardless whether included on Schedule 2.01(b)(i) (collectively, the “Purchased Furniture and Equipment”);

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(ii) all rights of Seller under those certain leases and subleases between Seller, as lessee or sub-lessee, as applicable, and third parties who are not Affiliates of Seller, as lessor or sub-lessor, as applicable, set forth under the heading “Assumed Property Leases” on Exhibit A (the “Assumed Property Leases”), including Seller’s rights in any security deposits thereunder in the amounts set forth under the heading “Assumed Property Leases” on Exhibit A; provided, however, that with respect to each assignment agreement that Purchaser enters into for an Assumed Property Lease for which Seller has paid a security deposit as set forth on Exhibit A, Purchaser will pay to Seller the full amount of such security deposit on or promptly following the effective date of each such assignment agreement;

(iii) all rights to telephone and telefax numbers at the Branch Offices as of the Closing Date and used in the Business, subject to the requirements of Section 2.06; and

(iv) all consumable supplies owned by Seller and used primarily in connection with the Business.

Section 2.02. Excluded Assets.

(a) Notwithstanding anything to the contrary elsewhere in this Agreement, Seller will not sell or otherwise transfer to Purchaser, and Purchaser will not purchase or accept any of the following assets of Seller (collectively, the “Excluded Assets”):

(i) fixtures, laptop and desktop computers, tablets, blackberries and servers related to or used in connection with the Business (collectively, the “Excluded Furniture and Equipment”);

(ii) any confidential or propriety information or data of Xenith or Seller (whether included in the Excluded Furniture and Equipment or otherwise);

(iii) all other assets or contracts of Seller, whether tangible or intangible, real, personal, or mixed, wherever located, whether known or unknown, and whether or not carried on the books and records of Seller, that relate to or are used in connection with the Business, including the GBM Pipeline Loans, but excluding the Purchased Assets, shall be retained by Seller and shall not constitute a part of the Purchased Assets.

(b) For the avoidance of any doubt, Purchaser will not purchase or acquire any asset Purchaser has not expressly agreed to purchase or acquire in this Agreement, including any insured deposits or mortgage loan escrow accounts of Xenith or Seller.

Section 2.03. Assumed Liabilities; Retained Liabilities.

(a) On the Closing Date, Purchaser will assume, pay for, perform and discharge only the following liabilities (the “Assumed Liabilities”):

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(i) liabilities under the Assumed Property Leases solely to the extent such obligations must be performed or are incurred after the Closing Date;

(ii) liabilities relating to the other Purchased Assets solely to the extent such obligations must be performed or are incurred after the Closing Date; and

For the avoidance of any doubt, Purchaser will not assume any liability Purchaser has not expressly agreed to assume in this Agreement, including any liabilities arising from or related to the Business or the operations of Seller, any and all liabilities and obligations arising from or related to the GBM Pipeline Loans or any liabilities related to insured deposits or mortgage loan escrow accounts of Xenith or Seller regardless of time period. Additionally, Purchaser will not assume any pre-Closing Date liability or obligation with regard to Purchased Assets or Assumed Property Leases or any liability, nor will Purchaser assume any obligations of Seller or Xenith with regard to Gateway Employees except as specifically contemplated by the first sentence of Section 8.01(e).

(b) Other than the Assumed Liabilities, all liabilities, indebtedness, accounts payable or obligations of any kind or character of Seller, or relating to the Business or any of the Purchased Assets, whether now existing or arising in the future, fixed or contingent, known or unknown, and including any liabilities under the Excluded Assets, shall remain the liabilities of Seller (the “Retained Liabilities”). The Retained Liabilities shall include, without limitation:

(i) and all liabilities to current and former Gateway Employees (e.g., outstanding back-pay, cash payments for accrued vacation leave, and benefits under any employee benefit or fringe benefit plan) except as specifically contemplated by the first sentence of Section 8.01(e);

(ii) any liability of Seller for any Taxes, including any liability for Taxes with respect to the Purchased Assets for any period (or portion thereof) ending on or prior to the Closing Date;

(iii) any and all liabilities of Seller for costs and expenses arising out of or in connection with this Agreement or the consummation of the transactions contemplated by this Agreement;

(iv) all obligations of Seller related to the Excluded Assets;

(v) all liabilities of Seller for any litigation or warranty or other claims relating to mortgage prequalifications or loans originated, closed, funded, and/or sold in connection with the Business or otherwise prior to the Closing Date, including the GBM Pipeline Loans; and

(vi) all other obligations and liabilities of Seller not specifically included in the Assumed Liabilities.

Seller agrees to timely fulfill, pay and perform all Retained Liabilities as to Purchased Assets.

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(c) All payments under or pursuant to the Assumed Property Leases relating to periods ending on or prior to the Closing Date or receipt of the applicable fully executed assignment agreement (“Proration Date”), real and personal property taxes related to the Purchased Assets relating to periods ending on or prior to the Proration Date, whether or not payable after the Proration Date, shall be prorated between Purchaser and Seller, as the case may be, on the basis of a 365-day year (except with regard to taxes, which shall be prorated on the basis of the applicable tax year) and the number of days elapsed as of the Proration Date.

Section 2.04. Purchase Price for the Purchased Assets. Subject to the terms and conditions of this Agreement, in full consideration for the sale, assignment, transfer, and delivery of Purchased Assets to Purchaser, Purchaser will pay to Seller on the Closing Date, by wire transfer of immediately available funds to an account designated in writing by Purchaser to Seller within three Business Days prior to the Closing Date, $86,657.18, such amount representing the book value of such Purchased Assets as of the most recent month end prior to the Closing Date (the “Purchase Price”).

Section 2.05. Closing. Subject to the satisfaction of the closing conditions set forth in Articles V and VI hereof, the purchase and sale provided for in this Agreement (herein called the “Closing”) shall take place by faxed or e-mailed signature pages on the Closing Date.

Section 2.06. Transition Period. During the Transition Period, Seller will use commercially reasonable efforts to process, close, fund, sell to investors and/or terminate the GBM Pipeline Loans in a timely manner to ensure the Transition Period Employees who transition to Purchaser following the Closing Date will do so timely and generally in accordance with Section 8.01(a) and 8.01(b) and the schedules thereto. In furtherance of the foregoing, with respect to any Transition Period Employee who remains an employee of Seller during the Transition Period for the purposes described in the immediately preceding sentence, Purchaser agrees to make available to such Transition Period Employee any telephone or telefax number at the Branch Offices that is assigned to Purchaser on the Closing Date pursuant to Section 2.01(b)(iii) to the extent such telephone or telefax number is used by such employee prior to the Closing Date.

Section 2.07. Non-Assignment of Certain Assets. If any provision of any Assumed Property Lease would prohibit any attempted assignment thereof or of any right or interest thereunder or impose a charge, discount or penalty upon an assignment (in each case, to the extent such provision is enforceable under applicable law) without the consent of the other party to such agreement, even though such assignment would not become effective until such consent was obtained, then except as hereinafter provided, nothing in this Agreement shall be deemed an assignment of any such Assumed Property Lease, right or interest, and the Assumed Property Lease, right or interest shall not be assigned hereunder unless and until such consent is obtained. The Parties agree after (a) the Execution Date to use commercially reasonable efforts to obtain as promptly as possible all consents and waivers necessary for the sale, transfer, assignment and delivery of such Assumed Property Lease, right or interest to Purchaser, and (b) the Closing Date to cooperate with each other in any commercially reasonable arrangement designed to provide Purchaser with the rights and benefits (subject to the obligations) under any such Assumed Property Lease, right or interest that is not assigned at Closing by reason of this Section 2.07, except in the case of either clause (a) or (b) above to the extent Purchaser advises Seller it no longer desires to be assigned such Assumed Property Lease.

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ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER AND XENITH

As an inducement to Purchaser to enter into this Agreement and to consummate the purchase of the Purchased Assets hereunder, Seller and Xenith, jointly and severally, represent and warrant to Purchaser as follows:

Section 3.01. Due Incorporation and Good Standing; Qualifications. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina. Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by Seller or the operation of the Business makes such licensing or qualification necessary, except where failure to be licensed or qualified would not have a material adverse effect on the Business. Xenith is a Virginia banking corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia.

Section 3.02. Authority and Capacity. Each of Seller and Xenith has all requisite corporate power, authority and capacity to enter into the Operative Documents to which it is a party and to perform the obligations required of it thereunder. The execution and delivery of the Operative Documents to which Seller or Xenith is a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action. Each of the Operative Documents to which Seller or Xenith is a party, will, upon its execution by Seller, Xenith, or Purchaser, as applicable, constitute a valid and legally binding agreement of Seller or Xenith, as applicable, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equitable principles.

Section 3.03. Effective Agreement. The execution, delivery and performance of the Operative Documents by Seller or Xenith to which either is a party, each of their compliance with the terms thereof, and consummation of the transactions contemplated thereby, will not (a) violate any judgment, decree, injunction or order of any court or any governmental entity applicable to Seller or Xenith, (b) violate regulations of Regulatory Agencies applicable to the Business, (c) conflict with any of the terms of (i) Seller’s or Xenith’s articles of incorporation, bylaws or other constituent documents, or (ii) any other governing instrument relating to the conduct of Seller’s business or the ownership of its properties, or (d) conflict with, constitute a default under, or result in a breach of, any other agreement to which Seller or Xenith is a party or by which it is bound, which such violation, conflict or default would have a material adverse effect on the Purchased Assets or Assumed Liabilities or result in material liability, cost, or expense to Purchaser or materially impair Seller’s or Xenith’s ability to perform its obligations hereunder.

Section 3.04. Consents and Approvals of Governmental Authorities. No consent, approval, authorization, or waiver of, or declaration, filing, or registration with, or notification to, any governmental or regulatory authority is required in connection with the execution, delivery and performance by Seller or Xenith of the Operative Documents to which it is a party or the consummation by Seller and Xenith of the transactions contemplated thereby.

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Section 3.05. Contracts and Leases. There is not, under any Assumed Property Leases, any existing default, event of default or other similar event which, with or without due notice or lapse of time or both, would constitute a default or event of default on the part of Seller, except such defaults, events of default and other events as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, have a material adverse effect on the Purchased Assets or the Assumed Liabilities.

Section 3.06. Purchased Assets. Seller has good and valid title to all of the Purchased Assets free and clear of all Liens. Upon transfer of the Purchased Assets to Purchaser pursuant to Section 2.01 hereof, Purchaser will have good and valid title to all of the Purchased Assets, free and clear of all Liens.

Section 3.07. Litigation. There is no litigation, proceeding, claim, demand or governmental investigation pending, or, to the knowledge of Seller or Xenith, threatened, nor is there any order, injunction or decree outstanding against or relating to Seller and Xenith that could result in material liability or material cost to Purchaser or materially impair Seller’s or Xenith’s ability to perform its obligations hereunder.

Section 3.08. Branch Offices. As of the Closing Date, the Branch Offices are in compliance in all material respects with all requirements of Regulatory Agencies applicable to mortgage banking lending offices.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

As an inducement to Seller and Xenith to enter into this Agreement, Purchaser represents and warrants to Seller as follows:

Section 4.01. Due Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Texas. Purchaser is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by Purchaser or the operation of Purchaser’s business makes such licensing or qualification necessary, except where failure to be licensed or qualified would not have a material adverse effect on its business.

Section 4.02. Authority and Capacity. Purchaser has all requisite corporate power, authority and capacity to enter into the Operative Documents and to perform the obligations required of it thereunder. The execution and delivery of the Operative Documents to which Purchaser is a party and the consummation of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action. Each of the Operative Documents to which Purchaser is a party, will, upon its execution by Seller, Xenith, or Purchaser, as applicable, constitute a valid and legally binding agreement of Purchaser, enforceable in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights generally and to general equitable principles.

Section 4.03. Effective Agreement. The execution, delivery and performance by Purchaser of the Operative Documents to which Purchaser is a party, its compliance with the terms thereof,

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and consummation of the transactions contemplated thereby, will not (a) violate any judgment, decree, injunction or order of any court or any governmental entity applicable to Purchaser, (b) conflict with any of the terms of (i) Purchaser’s articles of incorporation, bylaws or other constituent documents, or (ii) any other governing instrument relating to the conduct of Purchaser’s business or the ownership of its properties, or (c) violate, conflict with, constitute a default under, or result in a breach of, any other agreement to which Purchaser is or was a party or by which it is or was bound.

Section 4.04. Consents and Approvals of Governmental Authorities. No consent, approval, authorization or waiver of, or declaration, filing or registration with, or notification to, any governmental or regulatory authority is required in connection with the execution, delivery and performance by Purchaser of the Operative Documents to which Purchaser is a party or the consummation by Purchaser of the transactions contemplated thereby.

Section 4.05. Litigation. There is no litigation, proceeding, claim, demand or governmental investigation pending, or, to the knowledge of Purchaser, threatened, nor is there or any order, injunction or decree outstanding against or relating to Purchaser that could result in material liability or material cost to Seller or materially impair Purchaser’s ability to perform its obligations hereunder.

ARTICLE V

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PURCHASER

The obligation of Purchaser to effect the Closing hereunder is subject to the satisfaction (or waiver by Purchaser) of all of the following conditions on or prior to the Closing Date:

Section 5.01. Representations and Warranties True. The representations and warranties of Seller and Xenith contained in this Agreement shall be true and accurate in all material respects as of the Closing Date (other than representations and warranties that address matters only as of a certain date, which shall be true and accurate in all material respects as of such certain date).

Section 5.02. Performance of Covenants. Seller shall have performed and complied in all material respects with each and every covenant, agreement and condition required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

Section 5.03. Corporate Proceedings. All corporate and other proceedings required to be conducted by Xenith and Seller in connection with the transactions contemplated by the Operative Documents shall have been completed in the manner required by applicable law and in accordance with the articles of incorporation and bylaws of each of Xenith and Seller so as to give such transactions full force and effect.

Section 5.04. No Governmental or Other Proceedings. No action or proceeding shall be pending or threatened before any court, tribunal or governmental body that seeks to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 5.05. Consents and Approvals. Except as may be specifically approved by Purchaser on the Closing Date and subject to Section 2.07, all permits, consents, authorizations, approvals

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and waiting periods required or imposed by law or any governmental agency or authority or any other third party as a condition to the consummation of the transactions contemplated by this Agreement shall have been obtained or satisfied.

Section 5.06. Instruments of Transfer. Seller shall have delivered to Purchaser the following documents, each properly executed and dated as of the Closing Date and in form and substance reasonable acceptable to Purchaser:

(a) a bill of sale duly executed by Seller;

(b) assignment agreements for the Assumed Property Leases duly executed by Seller;

(c) the Bank Leases duly executed by Xenith;

(d) physical possession of the Purchased Assets to the extent applicable; and

(e) copies of non-disclosure agreements reasonably acceptable to Purchaser signed by Gateway Employees pursuant to Section 6.07 hereof.

Section 5.07. No Material Adverse Change. There shall not have occurred any material adverse change in the Purchased Assets or the Assumed Liabilities since the date of this Agreement.

Section 5.08. Hired Employees Non-Disclosure Agreements. All Hired Employees who transition to employment with Purchaser on or after the Closing Date and are located in a Branch Office with Gateway Employees will have executed non-disclosure agreements with Xenith in form and substance reasonably acceptable to Xenith and consistent with the provisions of Section 8.01(g).

ARTICLE VI

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF SELLER AND XENITH

The obligation of Seller and Xenith to effect the Closing hereunder is subject to the satisfaction (or waiver by Seller and/or Xenith) of all of the following conditions on or prior to the Closing Date.

Section 6.01. Representations and Warranties True. The representations and warranties of Purchaser contained in this Agreement shall be true and accurate in all material respects as of the Closing Date (other than representations and warranties that address matters only as of a certain date, which shall be true and accurate in all material respects as of such certain date).

Section 6.02. Performance of Covenants. Purchaser shall have performed and complied in all material respects with each and every covenant, agreement, and condition required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

Section 6.03. Corporate Proceedings. All corporate and other proceedings required to be conducted by Purchaser in connection with the transactions contemplated by the Operative Documents shall have been completed in the manner required by applicable law and in accordance with the articles of incorporation and bylaws and of Purchaser so as to give such transactions full force and effect.

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Section 6.04. No Governmental or Other Proceedings. No action or proceeding shall be pending or threatened before any court, tribunal or governmental body that seeks to restrain or prohibit or to obtain damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.

Section 6.05. Consents and Approvals. Subject to Section 2.07, all permits, consents, authorizations, approvals and waiting periods required or imposed by law or any governmental agency or authority as a condition to the consummation of the transactions contemplated by this Agreement shall have been obtained or satisfied.

Section 6.06. Instruments of Assumption. Purchaser shall have delivered to Seller the following documents, each properly executed and dated as of the Closing Date and in form and substance reasonable acceptable to Seller:

(a) assignment agreements for the Assumed Property Leases duly executed by Purchaser;

(b) the Bank Leases duly executed by Purchaser; and

(c) copies of non-disclosure agreements reasonably acceptable to Seller signed by Hired Employees pursuant to Section 5.08.

Section 6.07. Gateway Employee Non-Disclosure Agreements. All Gateway Employees located in a Branch Office after the Closing Date will have executed non-disclosure agreements with Purchaser.

ARTICLE VII

CERTAIN GENERAL COVENANTS

Section 7.01. Conduct of Business.

(a) Seller and Xenith agree that from the Execution Date to the Closing Date, they will cause the Business to be conducted only in the ordinary course and in substantially the same manner as heretofore conducted except as contemplated by this Agreement. Without limiting the generality of the foregoing, Seller, unless otherwise agreed to by Purchaser in writing, shall: (i) use commercially reasonable efforts to maintain the employment of the Initial Offer Employees and the Transition Period Employees; (ii) pay, perform and discharge all Liabilities relating to or the Purchased Assets; (iii) not enter into material agreements, commitments, or contracts relating to the Purchased Assets; (iv) not sell, transfer, assign, mortgage, or encumber any Purchased Assets; or (v) take any action or omit to take any action that would increase the Liabilities as to any the Assumed Property Leases, the Initial Offer Employees or the Transition Period Employees.

(b) Seller shall perform all obligations of Seller under the Assumed Property Leases in all material respects, and Seller shall not amend, alter or modify such Assumed Property Leases in any material respect (except for amendments or modifications specifically contemplated by this Agreement).

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(c) Notwithstanding the foregoing, if any of the information of the type contemplated by Section 2.02(a)(ii) is included in any Purchased Asset, Xenith and Seller shall use commercially reasonable efforts to remove such data or information from such Purchased Asset prior to the Closing Date, and Purchaser shall have no obligation or liability with regard to such data or information residing in or on such Purchased Asset prior to, on, or after the date of removal.

Section 7.02. Obtaining Consents and Approvals. Each of the Parties hereto shall use commercially reasonable efforts to secure such consents, approvals, authorizations, and waivers, to obtain such permits, to make such filings, declarations and registrations and to give such notices as are required to satisfy the conditions contained in Sections 5.05 and 6.05 hereof.

Section 7.03. Access and Information. Seller shall permit Purchaser and its representatives, after the Execution Date and until the Closing Date, to have access to the Branch Offices and Gateway Employees during normal business hours upon reasonable notice, such that Purchaser can, if desired, review the Branch Offices for compliance with Regulatory Agency requirements conduct interviews with, take application from, and/or discuss the terms and conditions of Purchaser’s offers of employment to Gateway Employees.

Section 7.04. Preservation of Goodwill. From the Execution Date through the Closing Date, Seller and Xenith will use commercially reasonable efforts to preserve for Purchaser the goodwill of suppliers, customers and others having business relations with the Business. From the Execution Date through the Closing Date, Seller promptly shall notify Purchaser of any material adverse change in the Business or the Purchased Assets not contemplated by this Agreement.

Section 7.05. Expenses. Seller, Xenith, and Purchaser shall, except as otherwise specifically provided herein, bear their respective expenses incurred in connection with the preparation, execution and performance of the Operative Documents and the transactions contemplated thereby, including, without limitation, all fees and expenses of agents, representatives, counsel and accountants.

Section 7.06. Further Assurances. Each of the Parties shall execute such documents and other papers and take such further actions in good faith as may be reasonably required or desirable to carry out the provisions of and the transactions contemplated by the Operative Documents.

ARTICLE VIII

CERTAIN OTHER COVENANTS

Section 8.01. Gateway Employees. With the exception of the Excluded Gateway Employees, Purchaser will offer employment to certain Gateway Employees and hire those employees who accept such offers, subject to the following terms and conditions:

(a) Offers of employment shall be communicated in writing to each Gateway Employee listed on Schedule 8.01 who is designated on Schedule 8.01 as having a Transition

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Date of the Closing Date (the “Initial Offer Employees”) by Purchaser on or shortly after the Execution Date. Each offer shall specify: (i) the offer is contingent on the Closing Date having occurred, (ii) such employee’s projected hiring date by Purchaser shall be the Closing Date (the first day of a Hired Employee’s employment with Purchaser being the “Transition Date”), (iii) certain terms and conditions of Purchaser’s offer of employment, including the hourly rate, base pay, or salary and, if applicable, commission, incentives and/or bonus opportunity, and (iv) the offer is conditioned on Purchaser’s pre-employment screening (including background checks and, for those employees whose duties and activities require licensing as a mortgage loan originator under the SAFE Act for non-bank related mortgage lenders, verification that those employees are properly licensed and in good standing with the applicable state regulator and that such license is active and transferable). The offer of employment shall also specify that the employee must accept or reject the offer of employment within a reasonable period of time after receipt of the offer, but not later than three Business Days before the projected Transition Date (the “Consideration Period”).

(b) Offers of employment shall be communicated in writing to each Gateway Employee listed on Schedule 8.01 who is designated on Schedule 8.01 as having a Transition Date on any date after the Closing Date (the “Transition Period Employees”) by Purchaser as soon as reasonably practicable after the Execution Date but in no event not later than the Closing Date. Each offer shall specify: (i) the offer is contingent on the Closing Date having occurred, (ii) such employee’s projected Transition Date as set forth on Schedule 8.01, (iii) certain terms and conditions of Purchaser’s offer of employment, including the hourly rate, base pay, or salary and, if applicable, commission, incentives and/or bonus opportunity, and (iv) the offer is conditioned on Purchaser’s pre-employment screening (including background checks and, for those employees whose duties and activities require licensing as a mortgage loan originator under the SAFE Act for non-bank related mortgage lenders, verification that those employees are properly licensed and in good standing with the applicable state regulator and that such license is active and transferable). The offer of employment shall also specify the Consideration Period.

(c) The offers of employment made by Purchaser to the Initial Offer Employees and to Transition Period Employees will (i) offer an hourly rate, base pay, or salary and, if applicable, commission, incentives and/or bonus opportunity consistent with the summary of the hourly rate, base pay, or salary and, if applicable, commission, incentives and/or bonus opportunity for the Initial Offer Employees and the Transition Period Employees as set forth on Schedule 8.01; provided, however, that Purchaser and Seller may mutually agree to modify the terms of the offers described in this clause (i) on a case-by-case basis; and (ii) offer employee benefits consistent with the employee benefits overview provided by Purchaser to Seller prior to the Execution Date.

(d) Not later than three Business Days prior to the Closing Date, Purchaser shall provide Xenith and Seller with a list of those Initial Offer Employees who have accepted or rejected offers of employment or whose offers have been revoked as a result of Purchaser’s pre-employment screening process. Purchaser will provide Xenith and Seller with a list of those Transition Period Employees who have accepted or rejected offers of employment, or whose offers have been delayed as to Transition Date or revoked as a result of Purchaser’s pre-employment screening process, on a bi-weekly basis (i.e., every two weeks) but only when Purchaser has new information to report regarding an acceptance of, a rejection of, a delay in or

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a revocation of an offer of employment. Purchaser shall be responsible for answering any questions relating to the details of any offer and terms of employment. Each Gateway Employee who accepts Purchaser’s offer of employment during any Consideration Period, is referred to herein as a “Hired Employee.”

(e) For each Hired Employee for whom a Transition Date occurs, effective as of such Transition Date, Purchaser shall assume all liabilities in respect of such Hired Employee but only to the extent such liabilities arise out of or relate to services rendered or events relating to employment by Purchaser of such Hired Employee on or after the applicable Transition Date. Seller shall retain all liabilities in respect of each Hired Employee to the extent such liabilities arise out of or relate to services rendered or events occurring before the Hired Employee’s applicable Transition Date, regardless of when such liabilities become known. Seller shall retain all liabilities in respect of any Gateway Employee who does not become a Hired Employee pursuant to this Section 8.01 or is an Excluded Gateway Employee.

(f) Except as otherwise required by applicable law and Notwithstanding anything herein to the contrary, Purchaser shall have no obligation to continue the employment, retain the services, or maintain the compensation structure of any Hired Employee for any period of time following the applicable Transition Date .

(g) Xenith and Seller hereby release each Hired Employee as of the Hired Employee’s Transition Date from any restrictions in any employment or related agreements, but only insofar as it relates to the Hired Employee’s employment with Purchaser, its Affiliates, or its business, including but not limited to, any non-solicitation, non-compete, or similar matters. Notwithstanding the foregoing, Hired Employees shall not be released from any confidentiality obligations to Xenith or Seller under existing confidentiality agreements, including those contemplated by Section 5.08, except to the extent such confidentiality provisions conflict with this Section 8.01(g).

(h) The provisions contained in this Section 8.01 with respect to Hired Employees and Gateway Employees are included for the sole benefit of the respective parties hereto and shall not create any right in any other Person, including any Hired Employee or Gateway Employee (or dependent or beneficiary of any of the foregoing).

Section 8.02. Xenith Bank Leases. Purchaser has entered or will enter into direct leases or subleases with Xenith to be dated as of the Execution Date for regulatory filing purposes, but as to the Xenith and Purchaser, to be effective as of the Closing Date with regard to those branch offices owned by Xenith and listed under the heading “Xenith Branch Offices” on Exhibit A (the “Xenith Branch Offices”) that as of the Closing Date will be subject to Bank Leases between Xenith and Purchaser (the “Bank Leases”). Xenith agrees that during the term of each Bank Lease, it shall cooperate with Purchaser to ensure that the Xenith Branch Offices subject to a Bank Lease are in compliance in all material respects with requirements of Regulatory Agencies applicable to Purchaser and shall take no action which would render such Xenith Branch Office non-compliant. Unless consented to in writing by Xenith in its sole discretion, Purchaser will refrain from offering reverse mortgage products in the Xenith Branch Offices. Notwithstanding the foregoing, this restriction shall only apply to loan officers located in a Xenith Branch Office, and there shall be no restrictions or limitations on Purchaser offering reverse mortgage product to

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Xenith customers from locations other than a Xenith Branch Office or on Xenith Branch Office loan officers referring any reverse mortgage Xenith Customer to a loan officer located in an office other than a Xenith Branch Office. Additionally, Purchaser and Xenith agree to discuss in good faith any non-traditional new products that Purchaser desires to offer in a Xenith Branch Office that Xenith believes could be detrimental to Xenith from a regulatory or reputational standpoint.

Section 8.03. Seller and Xenith Indemnity. In addition to any other rights or remedies that Purchaser may have at law or in equity, Seller and Xenith, jointly and severally, shall save, defend, indemnify and hold harmless Purchaser and its affiliates and the successors, Permitted Assigns, shareholders, officers, directors, employees, partners and agents of any of them (the “Purchaser Indemnified Parties”), promptly upon demand at any time and from time to time, from and against any and all actions and claims asserted against any Purchaser Indemnified Party, and shall reimburse the Purchaser Indemnified Parties for any and all actual, direct, out of pocket losses, liabilities, damages, charges, liens, taxes, deficiencies or expenses of any nature (including, without limitation, reasonable attorneys’ fees) incurred by or assessed against any Purchaser Indemnified Party and arising out of or resulting from:

(a) subject to Section 11.01 regarding survival periods, any material breach of any representation or warranty made by Seller or Xenith in this Agreement;

(b) subject to Section 11.01 regarding survival periods, the non-fulfillment or non-performance of any covenant, condition, or action required of Seller pursuant to this Agreement;

(c) any liabilities of Seller arising before and after the Closing Date, including, without limitation, the liabilities that Seller has agreed to retain under Section 8.01(e) in respect of each Hired Employee to the extent such liabilities arise out of or relate to services rendered or events occurring before the Hired Employee’s applicable Transition Date, regardless of when such liabilities become known, as to any Gateway Employee who does not become a Hired Employee pursuant to Section 8.01 and as to any Excluded Gateway Employee; and

(d) any claim made in connection with the bankruptcy or insolvency of Seller to set aside or seek damages in respect of the transactions contemplated by the Operative Documents.

Section 8.04. Purchaser’s Indemnity. Purchaser shall save, defend, indemnify and hold harmless Seller and Xenith and its affiliates and the successors, Permitted Assigns, officers, directors, partners, employees, servants and agents of any of them (the “Seller Indemnified Parties”), promptly upon demand at any time and from time to time, from and against any and all actions and claims asserted against any Seller Indemnified Party and shall reimburse the Seller Indemnified Parties for any and all actual, direct, out of pocket losses, liabilities, damages, charges, liens, deficiencies or expenses of any nature (including, without limitation, reasonable attorneys’ fees) incurred by or assessed against such Seller Indemnified Parties and arising out of or resulting from:

(a) subject to Section 11.01 regarding survival periods, any material breach of any representation or warranty made by Purchaser in this Agreement;

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(b) subject to Section 11.01 regarding survival periods, the non-fulfillment or non-performance of any covenant, condition, or action required of Purchaser pursuant to this Agreement;

(c) any Assumed Liabilities;

(d) any Purchased Asset following the Closing;

(e) the liabilities that Purchaser has agreed to assume under Section 8.01(e) effective on the applicable Transition Date for each Hired Employee for whom a Transition Date occurs, but only to the extent such liabilities arise out of or relate to services rendered or events relating to employment by Purchaser of such Hired Employee on or after the applicable Transition Date; and

(f) any claim made in connection with the bankruptcy or insolvency of Purchaser to set aside or seek damages in respect of the transactions contemplated by the Operative Documents.

Section 8.05. Conditions of Indemnification. With respect to any actual or potential claim, any written demand, the commencement of any action, or the occurrence of any other event which involves any matter or related series of matters (a “Claim”) against which a Purchaser Indemnified Party or a Seller Indemnified Party is entitled to indemnification hereunder (for the purposes of this Section 8.05, the “Indemnified Party”) by one of the other Parties (for the purposes of this Section 8.05, the “Indemnifying Party”) under Section 8.03 or 8.04 hereof:

(a) Promptly after an officer of the Indemnified Party first receives written documents pertaining to the Claim, or if such Claim does not involve a third party Claim (a “Third Party Claim”), promptly after an officer of the Indemnified Party first has actual knowledge of such Claim, the Indemnified Party shall give notice to the Indemnifying Party of such Claim in reasonable detail and stating the amount involved, if known, together with copies of any such written documents.

(b) The obligation of the Indemnifying Party to indemnify the Indemnified Party with respect to any Claim shall not be affected by the failure of the Indemnified Party to give the notice with respect thereto in accordance with Section 8.05(a) hereof unless the Indemnifying Party shall establish by clear and convincing evidence that it has been irretrievably prejudiced thereby.

(c) If the Claim involves a Third Party Claim, then the Indemnifying Party shall have the right, at its sole cost, expense and ultimate liability regardless of the outcome, and through counsel of its choice (which counsel shall be reasonably satisfactory to the Indemnified Party), to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim; provided, however, that if in the Indemnified Party’s reasonable judgment a conflict of interest exists between the Indemnified Party and the Indemnifying Party with respect to such Third Party Claim, and the Indemnified Party’s counsel has reasonably agreed in writing to such conclusion, then the Indemnified Party shall be entitled to select counsel of its own choosing, reasonably satisfactory to the Indemnifying Party, in which event the Indemnifying Party shall be obligated to pay the fees and expenses of such counsel. Notwithstanding the preceding sentence, the

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Indemnified Party may elect, at any time and at the Indemnified Party’s sole cost, expense and ultimate liability, regardless of the outcome, and through counsel of its choice, to litigate, defend, settle or otherwise attempt to resolve such Third Party Claim. If the Indemnified Party so elects (for reasons other than the Indemnifying Party’s failure or refusal to provide a defense to such Third Party Claim), then the Indemnifying Party shall have no obligation to indemnify the Indemnified Party with respect to such Third Party Claim, but such disposition will be without prejudice to any other right the Indemnified Party may have to indemnification under Sections 8.04 or 8.05 hereof, regardless of the outcome of such Third Party Claim. If the Indemnifying Party fails or refuses to provide a defense to any Third Party Claim, then the Indemnified Party shall have the right to undertake the defense, compromise or settlement of such Third Party Claim, through counsel of its choice, on behalf of and for the account and at the risk of the Indemnifying Party, and the Indemnifying Party shall be obligated to pay the costs, expenses and attorney’s fees incurred by the Indemnified Party in connection with such Third Party Claim. In any event, Seller and Purchaser shall fully cooperate with each other and their respective counsel in connection with any such litigation, defense, settlement or other attempted resolution.

(d) Notwithstanding anything to the contrary in this Agreement, the aggregate amount required to be paid by Seller and Xenith pursuant to their indemnification obligations under Section 8.03(a) or by Purchaser pursuant to its indemnification obligations under Section 8.04(a) shall not exceed the Purchase Price. For the purposes of clarity, other than Sections 8.03(a) and 8.04(a), this limitation does not apply to any of subsections of Section 8.03 or 8.04, including, without limitation, Purchaser’s liabilities under Section 8.04(e) and Seller’s liabilities under Section 8.03(b).

ARTICLE IX

CONFIDENTIALITY

Section 9.01. Confidentiality. Each Party shall, and shall cause their respective Affiliates to keep confidential all confidential information (i) with respect to Seller and Xenith, of Purchaser and (ii) with respect to Purchaser, of Seller and Xenith, obtained by such Party (and their respective employees, agents and representatives) in connection with the transactions contemplated by this Agreement, and no Party nor any of its Affiliates shall use any such information for any purpose (other than for purposes of this transaction), except that such information may be disclosed (i) if required by court order or decree or applicable law, (ii) if it was or becomes generally available to the public (except as a result of an unauthorized disclosure), (iii) if it is received by a Party or any Affiliate on a non-confidential basis from a third party having a right to make such disclosure, or (iv) to the extent necessary to obtain approvals, consents, and permits in connection with the transactions contemplated by the Operative Documents. Notwithstanding the foregoing, Seller and Xenith understand and agree that the retention and use of Customer Information of Seller (but expressly excluding Customer Information of Xenith that is not also Customer Information of Seller) by Hired Employees employed by Purchaser, or any customer-authorized transfer or submission of any of such customer’s NPPI, or other information to Purchaser, shall not be a breach or violation of this Section 9.01. In the event this Agreement is terminated without the Closing being consummated, the confidentiality obligation of Purchaser contained in this Section shall survive and remain in full force and effect after such termination.

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ARTICLE X

TERMINATION

Section 10.01. Termination. This Agreement may be terminated (such termination to be effected by notice of termination being delivered to Seller, Xenith, or Purchaser, respectively) at any time prior to the Closing Date:

(a) by mutual written consent of Purchaser, Seller, or Xenith;

(b) by Purchaser, Seller, or Xenith if the conditions precedent to such Party’s obligations to close specified in Articles V and VI, respectively, hereof have not been met or waived or the Closing shall not have occurred on or prior to December 31, 2016 (the “End Date”) or such later date as has been approved by Purchaser and Seller; provided, however, that this provision will not be available to Purchaser if Seller or Xenith has the right to terminate under Section 10.01(d) or to Seller or Xenith if Purchaser has the right to terminate under Section 10.01(c);

(c) by Purchaser, if there is a material breach of any representation, warranty, covenant or agreement of Seller or Xenith to be complied with or performed by either of them pursuant to the terms of this Agreement or the occurrence of any event, in each case, which results or would result in the failure of a condition set forth in Article V to be satisfied on or prior to the End Date and which, if capable of being cured, shall not have been cured within a period of ten (10) calendar days after notice from Purchaser specifying such breach; or

(d) by Seller or Xenith, if there is a material breach of any representation, warranty, covenant or agreement of Purchaser to be complied with or performed by Purchaser pursuant to the terms of this Agreement or the occurrence of any event, in each case, which results or would result in the failure of a condition set forth in Article VI to be satisfied on or prior to the End Date and which, if capable of being cured, shall not have been cured within a period of ten (10) calendar days after notice from Seller or Xenith specifying such breach.

Section 10.02. Notice and Effect of Termination. The termination provisions provided for by Section 10.01 hereof may be exercised only by a notice given in writing, as provided in Section 11.07 hereof. In the event of termination of this Agreement as provided in Section 10.01 hereof, this Agreement shall forthwith become void, except for Section 7.05 and Article IX, and there shall be no liability under this Agreement on the part of any Party hereto; provided, however, that termination of this Agreement pursuant to Section 10.01 hereof shall not release any Party from liability for its own misrepresentation or for any breach by it prior to such termination of any covenant, agreement or warranty contained herein.

ARTICLE XI

MISCELLANEOUS

Section 11.01. Survival. The representations and warranties contained in this Agreement shall survive the Closing Date for 12 months. Each of the covenants and agreements made in this Agreement shall survive the Closing Date until it is fully performed or terminated in accordance with its terms.

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Section 11.02. Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties hereto.

Section 11.03. Counterparts. This Agreement may be executed in person or by facsimile in one or more counterparts, each of which when assembled shall be deemed to be an original, but all of which shall be considered one and the same instrument.

Section 11.04. Entire Agreement. The Operative Documents contain the entire agreement between the Parties and supersede all prior agreements, arrangements and understandings relating to the subject matter thereof. There are no written or oral agreements, understandings, representations or warranties between the Parties other than those set forth in the Operative Documents.

Section 11.05. Rights Cumulative; Waivers. The rights of each of the Parties under this Agreement are cumulative, may be exercised as often as any Party considers appropriate and are in addition to each such Party’s rights under any of the other Operative Documents or, except as otherwise modified herein, under law. The Parties may not waive or vary any right hereunder except by an express written waiver or variation. Any failure to exercise or any delay in exercising any of such rights, or any partial or defective exercise of such rights, shall not operate as a waiver or variation of that or any other such right.

Section 11.06. Section Headings. The section and article headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

Section 11.07. Notices. All notices and other communications hereunder shall be in writing (including a writing delivered by facsimile transmission) and shall be deemed to have been duly given (i) when delivered, if sent by registered or certified mail (return receipt requested), (ii) when delivered, if delivered personally, (iii) when transmitted, if delivered by e-mail, or (iv) on the next Business Day, if sent by overnight courier, in each case to the Parties at the following addresses (or at such other addresses as shall be specified by like notice):

If to Seller to:

Gateway Bank Mortgage, Inc.
c/o Xenith Bank
641 Lynnhaven Parkway #101
Virginia Beach, VA 23452
Attention: Thomas Dix
E-Mail: ThomDix@xenithbank.com

If to Xenith to:

Xenith Bank
901 East Cary Street, Suite 1700
Richmond, VA 23219
Attention: Thomas W. Osgood
Executive Vice President and CEO
E-Mail: tosgood@xeinthbank.com

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with a copy (which shall not constitute notice) to:

Xenith Bank
641 Lynnhaven Parkway #101
Virginia Beach, VA 23452
Attention: Paul Driscoll, Senior Vice President and Corporate Counsel
E-Mail: PaulDriscoll@xenithbank.com

and a copy (which shall not constitute notice) to:

Hunton & Williams LLP
Riverfront Plaza, East Tower
951 East Byrd Street
Richmond, VA 23219
Attention: Brian Hager
E-Mail: bhager@hunton.com

If to Purchaser to:

Cornerstone Home Lending, Inc.
1177 West Loop South, Ste. 200
Houston, Texas 77027
Attention: Andrina Valdes, President – Builder Division
E-Mail: AValdes@houseloan.com

with a copy (which shall not constitute notice) to:

Cornerstone Home Lending, Inc.
1177 West Loop South, Ste. 200
Houston, Texas 77027
Attention: Legal Department
E-Mail: KLugar@houseloan.com

Section 11.08. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without reference to the choice of law principles thereof. The Parties hereby consent to the non-exclusive jurisdiction of the County Courts of Harris County, Texas for any litigation regarding the transactions contemplated by this Agreement.

Section 11.09. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

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EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.09.

Section 11.10. Severability. In the case any provision in this Agreement shall be found by a court of competent jurisdiction to be invalid, illegal or unenforceable, such provision shall be construed and enforced as if it had been more narrowly drawn so as not to be invalid, illegal or unenforceable, and the validity, legality and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

Section 11.11. Assignment; Successors and Assigns. No Party hereto may assign this Agreement or its respective rights and obligations hereunder to a third party without obtaining the prior written consent of the other Parties (such third parties as to whom the requisite consent has been obtained are referred to as the “Permitted Assigns”). This Agreement shall be binding upon the Parties hereto and their respective successors and Permitted Assigns and shall inure to the benefit of the Parties hereto and their respective successors and Permitted Assigns.

Section 11.12. Publicity. Any publicity relating to the transaction contemplated by this Agreement and the method of its release shall be approved in writing by Seller, Xenith, and Purchaser and no publicity shall be released without such joint approval, unless otherwise required by law.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Agreement has been executed effective as of the day and year first above written.

“PURCHASER”

CORNERSTONE HOME LENDING, INC.

By:	/s/ Andrina Valdes

Name:	Andrina Valdes
Title:	Division President and Executive Vice President

“SELLER”

GATEWAY BANK MORTGAGE, INC.

By:	/s/ Thomas W. Osgood

Name:	Thomas W. Osgood
Title:	Executive Vice President and Chief Financial Officer

“XENITH”

XENITH BANK

By:	/s/ Thomas W. Osgood

Name:	Thomas W. Osgood
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Asset Purchase Agreement]